VIA EDGAR

April 12, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Quest Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-26937

Dear Ms. Collins:

On behalf of Quest Software, Inc. (“Quest” or the “Company”) we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2011, with respect to Quest’s Form 10-K for the Fiscal Year Ended December 31, 2010. The comments have been replicated in italics below for the Staff’s convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009 Revenues, page 30

1. We note on page 31 that service revenues increased mainly as a result of growth from maintenance renewals from your Windows Management products with contributions also from maintenance renewals from your Virtualization Management products. We also note those increases were offset by lower maintenance revenues from your Database Management products. Please note that prefacing a reference to the source or sources of changes with the word “mainly” could obscure a reader’s ability to identify the material sources of the change. Also, where a material change is attributed to two or more factors, including any offsetting factors, tell us how you considered quantifying each factor that contributed to such change. We refer you to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 34-26831.

Regulation S-K Item 303(a)(3) and SEC Release No. 34-26831 Section III.D. referred to in the Staff’s comment address material year-to-year changes and suggest that issuers provide quantification when such material changes occur. Although we discussed the year-to year changes in services revenues, the year-to-year changes in services revenues were not material. Accordingly, we concluded that quantifying the product line factors that contributed to the change in services revenues was unnecessary. Our purpose in mentioning these factors and their direction of movement was simply to provide the reader with context for better understanding the services revenues line item, consistent with the way we typically discuss our business performance. We will continue to monitor changes in our services revenues, as well as changes in the factors contributing to changes in our services revenues, and will provide quantification if such changes become material or if we determine that doing so would aid the reader in better understanding our business.

2. In addition, considering maintenance renewals continue to have a significant impact on your revenue growth; please update us as to your consideration to include a discussion of the renewal rates for your various product lines. We refer to your response to comment 2 in your letter dated July 16, 2009. In this regard, the term licenses referred to in your prior response do not appear to comprise a significant portion of your operations. Also, it is unclear how the period in which a customer renews their maintenance contract would impact your ability to include a meaningful discussion of the percentage of customers that renew their maintenance agreements. Lastly, it appears that you completed the implementation of your Oracle financial system during fiscal 2010 such that renewal information for your foreign subsidiaries should now be available.

We continue to believe that a “renewal rate” metric for our product lines would not convey meaningful or accurate information to the reader, for the reasons set forth in our response to comment 2 in our letter dated July 16, 2009. We will continue to monitor the factors that we explained contribute to this conclusion. If, as our business evolves in the future, we determine that a renewal rate can be calculated on a consistent, rational basis and would comprise meaningful disclosure, we will evaluate providing a renewal rate metric in our filings.

For purposes of clarification to the Staff, we note that we have not yet completed implementation of our Oracle order management module referred to in our July 16, 2009 comment letter response. To date, the module has been implemented only in the following regions: North America, Australia, Ireland, United Kingdom and Europe. Implementation in the Latin America, Asia Pacific and Eastern European regions is scheduled to be completed in the first quarter of 2012. We also note that implementation of the Oracle order management module is only one of several factors mentioned in our prior response, all of which remain valid, that prevent us from providing a consistent and accurate renewal rate metric that would convey meaningful information to the reader.

Income Tax Provision, page 33

3. Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

When considering whether to expand disclosures regarding the nature and location of the Company’s high and low tax jurisdictions and how those jurisdictions relate to, or impact, the Company’s foreign and domestic effective tax rates, we consider, consistent with Section III.B of SEC Release 34-48960, the materiality of the information and whether such information would help the reader understand the required disclosures. We have qualitatively disclosed the primary drivers of the changes in the overall annual effective tax rate. We also qualitatively disclosed that one of those drivers is the amount of income earned within what we consider our higher income tax jurisdictions or regions (the Americas) and our lower income tax jurisdictions or regions (Europe, Middle East, Africa, and Asia Pacific) because it consistently impacts the annual effective tax rate from period to period. However, the change associated with such jurisdictions or regions was not a material driver of that effective rate change. Further, our operations in such jurisdictions or regions have not materially changed in recent periods. As a result, we concluded that specific quantitative disclosures related to the impact of such jurisdictions or regions were not necessary. In the event that changes in such jurisdictions or regions were to occur that materially impact the overall annual effective tax rate, we would anticipate disclosing the change in the jurisdiction or region and the approximate impact that the change had on the overall annual effective tax rate from both a qualitative and quantitative perspective.

We have not entered into any agreements with the Internal Revenue Service with regard to foreign jurisdictions (e.g. advanced pricing agreements).

Consolidated Financial Statements

Note 7. Cost Method Investments, page F-23

4. It appears from your disclosures on pages F-11 and F-23 that you only estimate the fair value of your cost-method investments when you have identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Please confirm, and if so, clarify your reasons for not estimating the fair value of such investments during each reporting period pursuant to the guidance in ASC 320-10-35-26. In this regard, if you have determined that it is not practicable to estimate the fair value of your cost-method investments in accordance with paragraphs 17 – 19 of ASC 825-10-50, then explain further your conclusions and tell us how you considered the disclosure requirements of ASC 825-10-50-16.

We note that our cost method investments are reported in an amount of $14.3 million, or only 0.9% of our total reported assets. In accordance with paragraphs 16 through 19 of ASC 825-10-50, we determined that it is not practicable to estimate the fair value of our cost method investments since these investments were made in privately-held companies that are not subject to the same disclosure regulations as U.S. public companies, and, as such, the basis for an estimated fair value is subject to the completeness, quality, timing and accuracy of data received from these private companies. We will disclose in our future filings that we have determined it is not practicable to estimate the fair value of our cost method investments and the aforementioned reasons why this is the case.

Note 13. Stock-based Compensation and Employee Benefit Plans, page F-29

5. Please tell us what the “cash settlement of equity based awards” as presented in your consolidated statements of stockholders’ equity represents. To the extent this relates to your share-based payment awards, tell us what impact, if any, the cash settlement feature had on the classification of such awards as either equity or liabilities. Specifically, tell us how you considered the guidance in ASC 718-10-25-15.

“Cash settlement of equity based awards” refers to a portion of each restricted stock unit award that is settled in cash, only to the extent necessary to pay the tax withholding or any government levies on the restricted stock unit. We did not withhold an amount in excess of the minimum statutory requirement, and do not provide our employees an option to withhold an amount in excess of the minimum statutory requirement. In accordance with paragraphs 15, 18 and 19 of ASC 718-10-25, this cash settlement feature had no impact on the classification of our awards.

Note 16 – Commitments and Contingencies, page F-36

6. We note your disclosures on page F-37 regarding the patent litigation involving Centrify. Please clarify whether you have accrued for any potential losses related to this litigation. Also, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We disclosed the Centrify litigation as material pending litigation in accordance with Item 103 of Regulation S-K. We considered paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y, and did not accrue for any such potential losses related to this litigation because none of the conditions in paragraph 2 of ASC 450-20-25 were met: (a) at the time the financial statements were issued, we had no information indicating that it is probable that an asset had been impaired or a liability had been incurred and (b) the amount of loss could not be reasonably estimated. Also, we do not believe that any material loss is reasonably possible regarding this litigation. We will continue to monitor the adequacy of our disclosures regarding the patent litigation involving Centrify and provide such other disclosures as we determine may become necessary, in accordance with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y, in our future filings.

* * * *

In addition, Quest acknowledges:

•	Quest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Quest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (949) 754-8023, if you have any questions or would like any additional information regarding this matter.

QUEST SOFTWARE, INC.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

Cc: Robert Benton, Staff Accountant

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